UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

Date: February 25, 2020

Commission File No. 0-53646

Grown Rogue International Inc. (formerly Novicius Corp.)

(Translation of Registrant’s name into English)

340 Richmond Street West

Toronto, Ontario, Canada M5V 1X2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐           No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐           No ☒

TABLE OF CONTENTS

1.	News Release – Grown Rogue International Inc. Announces Private Placement with Cannabis Opportunity Corporation, as filed on Sedar on February 10, 2020.
2.	News Release – Grown Rogue Announces Partnership and Brings Expertise to Grow Oregon Quality Cannabis in Michigan, as filed on Sedar on February 12, 2020.
3.	Early warning report, as filed on Sedar on February 12, 2020.
4.	Material Change Report, as filed on Sedar on February 20, 2020.
5.	Subscription Agreement dated February 10, 2020, between Grown Rogue International Inc. and Cannabis Growth Opportunity Corporation, as filed on Sedar on February 20, 2020.
6.	Voting and Resale Agreement dated February 10, 2020, between Grown Rogue International Inc. and Cannabis Growth Opportunity Corporation, as filed on Sedar on February 20, 2020.
7.	News Release – Grown Rogue Announces Resignation of Chief Strategy Officer, as filed on Sedar on February 21, 2020.
8.	News Release – Grown Rogue Strengthens Executive Team with New Appointments, as filed on Sedar on February 24, 2020.
9.	Material Change Report, as filed on Sedar on February 25, 2020.
10.	Option to Purchase Controlling Interest dated February 6, 2020, by and among David Pleitner, Allan Pleitner, Golden Harvests, LLC, and GR Michigan, LLC, as filed on Sedar on February 25, 2020.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: February 25, 2020	GROWN ROGUE INTERNATIONAL INC.
(FORMERLY: NOVICIUS CORP.)

	By:	/s/ Obie Strickler
	Name:	Obie Strickler
	Title:	President & Chief Executive Officer

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